UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.
(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey
Zona de Carga
Carretera Miguel Alemán, Km. 24 s/n
66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA Announces Second Quarter 2011 Earnings

Monterrey, Mexico, July 22, 2011 –Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reported its unaudited results for the second quarter of 2011 today.1

OMA’s second quarter 2011 results reflect the stabilization of passenger traffic volumes, which rose 1.1% in the quarter. The results also reflect the success of OMA’s initiatives to develop non-aeronautical revenues and the increases in passenger charges and aeronautical services tariffs that went into effect in April 2011. Total revenues rose 9.4%, with aeronautical revenues increasing 9.3% and non-aeronautical revenues rising 20.0%. Noteworthy increases were registered in revenues generated by the NH Terminal 2 Hotel (the “NH T2 hotel”) in the Mexico City International Airport (+51.6%), advertising (+70.2%), leases (+11.9%), and OMA Carga (+15.9%). As a result, Adjusted EBITDA increased 9.8% to Ps. 297 million, with an Adjusted EBITDA margin of 50.1%.

Financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), and presented in accordance with IAS 34 “Interim Financial Reporting.” Results for 2010 have been reformulated in accordance with IFRS. See the Notes for additional information.

2Q11 Highlights

▪	Passenger traffic increased 1.1% to 2.9 million in 2Q11; domestic traffic increased 2.1% and international traffic decreased 4.4%.

▪	Total revenue increased 9.4% to Ps. 698 million in 2Q11. The sum of aeronautical and non-aeronautical revenues grew 11.6%.

▪	Aeronautical revenues increased 9.3%, as the result of the growth in traffic and the increase in passenger charges and aeronautical services tariffs.

___________________________________
1 Unless otherwise stated, all references are to the second quarter of 2011 (2Q11), and all percentage changes are with respect to the same period of the prior year.  The exchange rate used to convert foreign currency amounts was Ps. 11.7748 per U.S. dollar.

▪	Non-aeronautical revenues increased 20.0% as the result of commercial initiatives, actions to diversify revenue and the opening of new commercial spaces in Terminal B in Monterrey.

▪	The NH T2 hotel in the Mexico City International Airport had an occupancy rate of 82.6%, as compared to 59.3% in 2Q10.

▪	Aeronautical revenues per passenger increased 8.0% and non-aeronautical revenues per passenger grew 18.6%. The Monterrey airport contributed 47.2% of aeronautical and non-aeronautical revenues.

▪
Costs and general and administrative expenses increased 24.5% to Ps. 297 million. The increase is principally as a result of the increased maintenance provision, which accounted for 44% of the increase. The increase also reflects to a lesser extent the costs and expenses from operating Terminal B in Monterrey since last September, higher variable expenses at the NH T2 hotel, and an increase in security expenses and professional services.

▪
Adjusted EBITDA2 was Ps. 297 million in 2Q11, an increase of 9.8% as compared to Ps. 270 million in 2Q10, with an Adjusted EBITDA margin of 50.1%. The increase reflects OMA’S efforts to sustain cash flow generation, even with the additional costs of operating Terminal B since it opened in September 2010.

▪
Consolidated net income decreased 31.8% to Ps. 130 million, principally because of a higher provision for both cash taxes and deferred taxes and the increase in maintenance provision. Earnings per share were Ps. 0.33, or US$0.22 per American Depositary Share (ADS).

▪	Capital expenditures were Ps. 195 million in 2Q11.

OMA estimates that full year 2011 traffic growth will be in the range 0.5-3%.  Revenues are expected to grow  between 8-12% over the Ps. 2,574 million in 2010 revenues under IFRS.  Adjusted EBITDA is expected to be in the range Ps. 950-1,180 million for the full year, compared to Ps. 868 million in 2010. The Adjusted EBITDA margin is expected to be between 46.5% and 49.0%, compared to 40.5% in 2010. Total capex for the year is expected to be between Ps. 800-950 million. These capital expenditures include Master Development Plan (“MDP”) investments, checked baggage screening equipment, and diversification projects. OMA is providing this outlook based on internal estimates. A number of factors could have a significant effect on the estimates of traffic, revenue growth, and Adjusted EBITDA. These include changes in airline expansion plans, ticket prices and other factors affecting traffic volumes, the evolution of commercial and diversification projects, and economic conditions, among others.  OMA can provide no assurance that the Company will achieve these results.

___________________________________
2 Adjusted EBITDA excludes the non-cash maintenance provision and construction revenue and construction expense.  OMA provides a full reconciliation of Adjusted EBITDA in the corresponding section of this report as well as in the Notes.

Operating Results

Passenger Traffic, flight operations, and cargo volumes

The total number of flight operations (takeoffs and landings) decreased 6.1%, to 85,684 operations. Domestic flight operations decreased 7.1%, and international operations increased 2.0%.

Total passenger traffic increased 1.1% (+32,250) terminal passengers).

Traffic increased in the airports of Monterrey (+5.0%), Tampico (+19.6%), Torreón (+14.0%), Ciudad Juárez (+4.9%), and San Luis Potosí (+13.5%). (See Annex Table 1, Passenger Traffic). Interjet, Magnicharter, Delta, American Airlines, Grupo Aeroméxico, Volaris, Continental, VivaAerobus, and general aviation all saw increases in passenger volumes. The Acapulco (-20.0%), Chihuahua (-8.7%), Zacatecas (-22.6%), Mazatlán (-6.9%), and Culiacán (-3.2%) airports had the largest reductions, principally affected by the suspension of the Grupo Mexicana airlines since August 28, 2010.

Of total passenger traffic, 86.2% was domestic, and 13.8% was international. Commercial aviation accounted for 96.4% of passenger traffic, and general aviation 3.6%. Monterrey generated 48.5% of passenger traffic, Culiacán 8.9%, and Chihuahua 6.5%.

Domestic traffic volumes increased 2.1%.

Eight airports had increases in domestic traffic. Monterrey (+3.4%) had increases on the routes to Mexico City and Cancún. Tampico (+21.2%) had an increase in passengers on the routes to Mexico City and Monterrey. Torreón (+16.1%) traffic increased principally on the route to Mexico City. In Zihuatanejo (+15.0%), traffic increased on the routes to Mexico City and Toluca. Ciudad Juárez (+4.9%) increased on the Mexico City route. San Luis Potosi (+9.3%) had increased traffic in general aviation and on the Mexico City route.

Five airports of the group saw decreases in domestic traffic, with the largest decreases in Acapulco (-15.3%), Chihuahua (-9.8%), and Culiacán (-3.2%). The reduction in domestic traffic in these airports was principally on the routes to Mexico City, Guadalajara, and Toluca.

Airlines opened five new domestic routes during the quarter and closed four routes, as shown below.

International traffic decreased 4.4%.

Six airports had increases in international traffic. The most significant increases were in Monterrey (+15.0%) and Durango (+29.3%). Monterrey benefited from higher traffic on the Houston and Dallas routes, and Durango benefited from higher volumes on the Chicago route.

The other airports had reductions in international passenger traffic, with the most significant decreases in Zacatecas (-52.9%), Mazatlán (-14.5%), Acapulco (-43.9%), and Zihuatanejo (-21.0%). The affected routes were those to Phoenix, Chicago, Los Angeles, and Houston.

One international route opened in the quarter and one international routes closed.

Air Cargo volumes decreased 4.6%. Of total air cargo volume, 59.0% was domestic, and 41.0% was international.

Non-aeronautical and commercial operations

During 2Q11, we continued to increase and improve the commercial offering and passenger services available in our airport terminals. Twenty-one new retail, advertising, passenger service, and telecommunications services operations opened in our airports.

Terminal 2 Hotel Operations

The NH T2 hotel in Mexico City had an average occupancy rate of 82.6%, as compared to 59.3% in the prior year period. The occupancy rate of the hotel continued to increase as a result of advertising and marketing initiatives. The hotel also benefited from an increase in passenger traffic in Terminal 2, as a result of the suspension of operations of Grupo Mexicana (which operated out of Terminal 1). The average room rate was Ps. 1,276 per night, compared to Ps. 1,091 in 2Q10.

Financial Results

Revenues

Total revenues increased 9.4% to Ps. 698 million. The sum of aeronautical and non-aeronautical revenues increased 11.6%. The increase in aeronautical revenues was the result of the increase in passenger traffic and the increase in passenger charges and tariffs for airport services. Non-aeronautical revenues rose 20.0%, principally because of the increased occupancy rate of the NH T2 hotel, our commercial and advertising initiatives in the 13 airports, and the opening of new commercial spaces in Terminal B in Monterrey.

In 2Q11, non-aeronautical revenues were 23.5% of total aeronautical and non-aeronautical revenues. In 2006, non-aeronautical revenues were only 18.8% of the total.

The Monterrey airport contributed 43.2% of the Ps. 592 million in aeronautical and non-aeronautical revenues, Culiacán 8.3%, and Mazatlán 6.9%.

Construction revenues were Ps.106 million, which is the value of the improvements to concessioned assets made during the quarter. (See Notes.)

Aeronautical revenues increased 9.3% to Ps. 453 million. Domestic passenger charges increased 17.0% as a result of tariff increases and increased traffic. However, international passenger charges decreased as a result of lower traffic and the appreciation of the peso. Aeronautical revenue per passenger increased 8.0% to Ps. 155.5 from Ps. 143.9 in 2Q10.

Non-aeronautical revenues increased 20.0%, largely because of an increase in NH T2 hotel revenues, commercial and advertising initiatives in the 13 airports, and the opening of commercial spaces in Terminal B in Monterrey.

NH T2 hotel revenues increased 51.6% to Ps. 34 million. The composition of hotel revenues was room rental 81.7%, food and beverages 15.4%, and other services 2.9%.

Other non-aeronautical revenue line item increases were recorded in advertising (+70.2%), leases (+11.9%), OMA Carga (+15.9%), and other commercial revenues (+27.9%).

Monterrey contributed 42.1% of non-aeronautical revenues, the NH T2 hotel 24.2%, Mazatlán 6.7%, and Chihuahua 4.2%.

Non-aeronautical revenue per passenger increased 18.6% to Ps. 47.8 from Ps. 40.3 in 2Q10. Non-aeronautical revenues per passenger, excluding the NH T2 hotel, increased 11.2% to Ps. 36.2.

Costs and operating expenses

Total cost of services and general and administrative expenses increased 24.5%, principally because of the increase in the maintenance provision (+160%), and which accounted for 44% of the increase of costs of services and administrative expenses. The increase also reflects, to a lesser extent, the costs of operating Terminal B in Monterrey (which opened in September 2010), the renegotiation of security services contracts, and an increase in electricity rates.

Construction costs are equal to construction revenue, and represent improvements and additions to concessioned properties that were carried out during the quarter.

The Airport concession tax increased from 2Q10 because of the growth in revenues; this tax is equal to 5% of gross revenues, in accordance with the Federal Royalties Law.

The technical assistance fee decreased 20.0%, as a result of the decrease in EBITDA generated by the airports. This fee is charged as the higher of US$3.0 million per year or 5% of EBITDA before technical assistance.  The operating results of the NH T2 hotel are not included in calculating the airport concession tax or the technical assistance fee.

Depreciation and amortization increased 13.7%, as a result of a higher level of investments, particularly for the Monterrey Terminal B, which did not generate depreciation charges in 2Q10.

Total costs and expenses in 2Q11 were Ps. 484 million, an increase of 14.5%.

EBITDA, Adjusted EBITDA, and Operating Income

EBITDA was Ps. 255 million in 2Q11. The increase as compared to 2Q10 was principally because of the increased revenues.

Adjusted EBITDA was Ps. 297 million in 2Q11, an increase of 9.8% as compared to 2Q10. The Adjusted EBITDA margin was 50.1%.

OMA calculates Adjusted EBITDA, which further adjusts EBITDA for the maintenance provision, construction revenue, and construction expense, as shown in the table below. The Adjusted EBITDA margin is calculated against the sum of aeronautical and non-aeronautical revenues.

(Ps. thousands)	2Q 10	2Q 11	% Var	6M 10	6M 11	% Var
Net Income	**190,452**	**129,865**	**(31.8)**	**386,712**	**245,702**	**(36.5)**
plus:						
Comprehensive Financing cost	17,601	27,854	**58.3**	35,643	44,173	**23.9**
Income Taxes	9,272	55,403	**497.5**	18,564	115,591	**522.7**
Operating income	**217,325**	**213,122**	**(1.9)**	**440,919**	**405,466**	**(8.0)**
Operating margin %	*34.1%*	*30.5%*		*35.1%*	*30.5%*	
plus:						
Depreciation and amortization	36,814	41,846	**13.7**	73,569	80,955	**10.0**
EBITDA	**254,138**	**254,967**	**0.3**	**514,488**	**486,422**	**(5.5)**
minus:						
Construction revenue	(107,507)	(106,177)	**(1.2)**	(215,014)	(208,396)	**(3.1)**
plus:						
Construction expense	107,507	106,177	**(1.2)**	215,014	208,396	**(3.1)**
Maintenance provision	16,068	41,784	**160.0**	32,137	82,843	**157.8**
Adjusted EBITDA	**270,207**	**296,751**	**9.8**	**546,626**	**569,264**	**4.1**
Adjusted EBITDA margin: Adjusted EBITDA / (Aeronautical revenue + non-aeronautical revenue), %	*51.0%*	*50.1%*		*52.6%*	*50.8%*	

See Notes to the Financial Information

Operating income was Ps. 213 million, and the operating margin was 30.5%.

Financing expense, and taxes

Comprehensive financing expense was Ps. 28 million. The increase as compared to 2Q10 is principally because of increased debt which increased interest expense.

Income tax provision increased as compared to 2Q10. At the end of 2010, the Company had new projections for future earnings for estimating the calculation of deferred taxes. The result was a lower deferred tax liability for 2010.

Net Income

Consolidated net income was Ps. 130 million, as compared to Ps. 190 million in 2Q10. The decrease resulted principally from higher taxes and the increased maintenance provision.

Net income of controlling interest was Ps. 130 million, as compared to Ps. 191 million in 2Q10.

Earnings per share were Ps. 0.33, and earnings per ADS were US$0.22 per ADS, below the levels of 2Q10. Each ADS represents eight Series B shares. (See Annex Table 3.)

Capital expenditures

During 2Q11, capital expenditures were Ps. 195 million, including Master Development Plan (MDP) investments, checked baggage screening equipment, and strategic investments.

The most important investments during the second quarter were:

▪	Acquisition of checked baggage screening equipment for Zihuatanejo and Monterrey Terminals A and B.

▪	Design, construction, and installation of equipment and systems for the checked baggage screening system for the Monterrey and Zihuatanejo airports.

▪	Rehabilitation of the commercial aviation platform in Culiacan.

▪	Expansion of Terminal C in Monterrey.

▪	Reordering of the roadways in the Monterrey airport.

Cash flow statement

During the second quarter of 2011, operating activities generated cash of Ps. 302 million compared to Ps.188 million during 2Q10 principally because of a reduction in accounts payable during the course of 2010 and more rapid collection of taxes due.

As of June 30, 2011, the balance sheet had a total of Ps. 1,197 million in short and long term debt, of which Ps. 94 million were an inflow in the first six months of the year. These resources were principally used to finance capital expenditures.

Investment activities used cash of Ps. 195 million.

Dividend payments during the first six months of 2011 were Ps. 200 million, which includes the third and fourth installments of the dividend for the 2009 results. These payments were made on January 17 and April 15, 2011.

OMA had a net decrease in cash of Ps. 50 million during 2Q11, with a balance of cash and cash equivalents of Ps. 263 million as of March 31, 2011. (See Annex Table 4).

OMA has no exposure to any financial derivative instruments as of the date of this report.

Subsequent developments

First quarterly payment of 2010 dividend: On July 15, 2011, the first quarterly installment of the dividend declared by the Annual Shareholders’ Meeting on April 14, 2011 was paid. The amount was Ps.0.25 per share.

Placement of Notes:  On July 15, 2011, OMA completed the placement of Ps. 1,300 million in 5-year peso-denominated Notes (Certificados Bursátiles) in the Mexican market. The interest rate on the Notes is the 28-day TIIE (the Interbank Equilibrium Interest Rate) plus 0.70%. The Notes received a rating of mxAA+ from Standard & Poor’s and AA+ (mex) from Fitch Ratings. OMA used the proceeds of the offering to prepay Ps. 1,006 million in existing debt. The balance of the proceeds is expected to be used to fund committed investments under OMA’s Master Development Program for its 13 airports, as well to make strategic investments.  This is the first issuance of notes by any of the Mexican airport groups. The transaction will have a positive impact on the company by lowering financial expenses and improving cash flow generation,  since the debt being prepaid had an average interest rate of TIIE plus 4.0%, and ongoing amortization.

OMA (NASDAQ: OMAB; BMV: OMA) will hold a conference call on July 25, 2011 at 10:00 am Eastern time, 9:00 am Mexico City time.

The conference call is accessible by calling 1-877-941-1428 toll-free from the U.S. or +1 480-629-9665 from outside the U.S. The conference ID is 4458059. A taped replay will be available through August 1, 2011 at 877-870-5176 toll free or + 1-858-384-5517, using the same ID.

The conference call will also be available by webcast at http://ir.oma.aero/events.cfm.

Annex Table 1

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Passenger Traffic
(Terminal passengers-excludes transit passengers)

Total Passengers	**2Q 10**	**2Q 11**	**% Var**	**6M 10**	**6M 11**	**% Var**
Acapulco	163,591	130,849	**(20.0)**	412,719	317,686	**(23.0)**
Ciudad Juárez	162,539	170,501	**4.9**	305,658	308,923	**1.1**
Culiacán	267,069	258,515	**(3.2)**	528,634	501,958	**(5.0)**
Chihuahua	208,550	190,383	**(8.7)**	389,058	359,012	**(7.7)**
Durango	54,634	57,854	**5.9**	104,061	107,270	**3.1**
Mazatlán	183,807	171,214	**(6.9)**	415,088	372,898	**(10.2)**
Monterrey	1,344,393	1,411,125	**5.0**	2,512,653	2,614,968	**4.1**
Reynosa	54,613	54,928	**0.6**	102,891	94,008	**(8.6)**
San Luis Potosí	54,921	62,353	**13.5**	102,615	115,119	**12.2**
Tampico	116,153	138,904	**19.6**	215,776	246,208	**14.1**
Torreón	83,592	95,261	**14.0**	166,559	173,181	**4.0**
Zacatecas	77,711	60,162	**(22.6)**	140,365	111,117	**(20.8)**
Zihuatanejo	107,734	109,508	**1.6**	279,049	280,775	**0.6**
Total	**2,879,307**	**2,911,557**	**1.1**	**5,675,126**	**5,603,123**	**(1.3)**

Domestic Passengers	**2Q 10**	**2Q 11**	**% Var**	**6M 10**	**6M 11**	**% Var**
Acapulco	136,781	115,798	**(15.3)**	283,548	238,991	**(15.7)**
Ciudad Juárez	162,412	170,323	**4.9**	305,413	307,861	**0.8**
Culiacán	263,780	255,351	**(3.2)**	521,625	495,658	**(5.0)**
Chihuahua	191,329	172,645	**(9.8)**	355,771	325,449	**(8.5)**
Durango	51,052	53,221	**4.2**	96,662	98,378	**1.8**
Mazatlán	100,257	99,744	**(0.5)**	187,661	179,397	**(4.4)**

Monterrey	1,167,280	1,207,477	**3.4**	2,169,141	2,238,785	**3.2**
Reynosa	54,267	54,833	**1.0**	102,249	93,869	**(8.2)**
San Luis Potosí	36,765	44,216	**20.3**	69,702	80,218	**15.1**
Tampico	105,469	127,804	**21.2**	194,728	224,884	**15.5**
Torreón	71,572	83,116	**16.1**	143,509	150,721	**5.0**
Zacatecas	50,129	47,167	**(5.9)**	89,268	87,598	**(1.9)**
Zihuatanejo	67,794	77,968	**15.0**	131,495	148,262	**12.8**
Total	**2,458,887**	**2,509,663**	**2.1**	**4,650,772**	**4,670,071**	**0.4**

International Passengers	2Q 10	2Q 11	% Var	6M 10	6M 11	% Var
Acapulco	26,810	15,051	**(43.9)**	129,171	78,695	**(39.1)**
Ciudad Juárez	127	178	**40.2**	245	1,062	**333.5**
Culiacán	3,289	3,164	**(3.8)**	7,009	6,300	**(10.1)**
Chihuahua	17,221	17,738	**3.0**	33,287	33,563	**0.8**
Durango	3,582	4,633	**29.3**	7,399	8,892	**20.2**
Mazatlán	83,550	71,470	**(14.5)**	227,427	193,501	**(14.9)**
Monterrey	177,113	203,648	**15.0**	343,512	376,183	**9.5**
Reynosa	346	95	**(72.5)**	642	139	**(78.3)**
San Luis Potosí	18,156	18,137	**(0.1)**	32,913	34,901	**6.0**
Tampico	10,684	11,100	**3.9**	21,048	21,324	**1.3**
Torreón	12,020	12,145	**1.0**	23,050	22,460	**(2.6)**
Zacatecas	27,582	12,995	**(52.9)**	51,097	23,519	**(54.0)**
Zihuatanejo	39,940	31,540	**(21.0)**	147,554	132,513	**(10.2)**
Total	**420,420**	**401,894**	**(4.4)**	**1,024,354**	**933,052**	**(8.9)**

See Notes to the Financial Information

Annex Table 2

Annex Table 3

Annex Table 4

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Consolidated Cash Flow Statement

(Thousands of pesos)

	Through June 30,		
	2010	2011	% Var.
Operating activities			
Income before taxes	**405,276**	**361,293**	**(10.9)**
Items related to investing activities			
Depreciation and amortization	73,569	80,955	10.0
Interest income	(5,613)	(6,868)	(18.3)
Items related to financing activities			
Interest expense	48,547	50,355	3.7
	520,525	**486,990**	**(6.4)**
Changes in:			
Trade Accounts receivable- net	(35,574)	(50,998)	43.4
Recoverable taxes	(57,639)	(32,956)	(42.8)
Other accounts receivable	(25,129)	(7,516)	(70.1)
Accounts payable	(166,962)	8,481	n/a
Taxes and acumulated expenses	10,640	3,265	(69.3)
Accounts payable to related parties	(60,749)	(32,095)	n/a
Guarantee deposits	(406)	3,237	n/a
Benefits to employees	(365)	660	n/a

Statutory employee profit sharing	(708)	(1,503)	112.3
Other long term assets	4,193	(74,866)	n/a
Net flow from operating activities	**187,825**	**302,698**	**61.2**
Investment activities			
Land, machinery and equipment acquisition	(22,068)	(15,462)	(29.9)
Investment in airport concessions	(184,466)	(184,360)	(0.1)
Other investment activities	(24)	(404)	n/a
Interest income	6,868	5,613	(18.3)
Net flow from investing activities	**(199,690)**	**(194,613)**	**(2.5)**
Cash flow before financing activities	**(11,865)**	**108,085**	**n/a**
Financing activities			
Use of cash to repurchase shares	18,471	(1,825)	(109.9)
Bank loans	270,750	93,834	(65.3)
Interest expense	(48,547)	(50,355)	3.7
Dividend paid	(199,335)	(199,585)	0.1
Minority interest in consolidated subsidiaries	-	-	n/a
Net cash flow from financing activities	**41,339**	**(157,931)**	**n/a**
Net increase (reduction) in cash and cash equivalents	**29,474**	**(49,845)**	**(269.1)**
Cash and equivalents at beginning of period	267,734	312,838	16.8
Cash and equivalents at end of period	**297,208**	**262,992**	**(11.5)**

See Notes to the Financial Information

Annex Table 5

Annex Table 6

Chihuahua		
Total passengers	389.1	359.0
Total Revenues	43,081	35,398
Aeronautical services	29,601	29,581
Non- Aeronatical services	5,512	5,817
Construction services	7,969	-
Income from operations	10,935	8,416
EBITDA	12,474	10,403

Zihuatanejo		
Total passengers	279.0	280.8
Total Revenues	30,714	72,261
Aeronautical services	17,864	18,118
Non- Aeronatical services	4,022	4,105
Construction services	8,828	50,038
Income from operations	4,985	3,023
EBITDA	7,028	5,407

Ciudad Juárez		
Total passengers	305.7	308.9
Total Revenues	29,307	29,439
Aeronautical services	19,377	24,903
Non- Aeronatical services	4,196	4,536
Construction services	5,734	-
Income from operations	6,667	6,211
EBITDA	8,353	8,455

Other six airports		
Total passengers	832.3	846.9
Total Revenues	87,812	96,793
Aeronautical services	66,664	81,843
Non- Aeronatical services	13,214	13,119
Construction services	7,934	1,831
Income from operations	22,593	23,588
EBITDA	27,952	29,630

Holding Consorcio Grupo Hotelero T2		
Revenues	22,235	33,714
Income from operations	11,388	20,395
EBITDA	6,089	14,326

See Notes to the Financial Information

Notes to the financial information

Aeronautical revenues: are revenues from rate-regulated services. These include revenue from airport services, regulated leases, and access fees from third parties to provide complementary and ground transportation services. Airport service revenues include principally departing domestic and international passenger charges (TUA), landing fees, aircraft parking charges, passenger and carry-on baggage screening, and use of passenger jetways, among others. Revenue from third party access fees to provide complementary services include revenue sharing for ramp services, aircraft towing, water loading and unloading, cabin cleaning, electricity supply, catering, security, and aircraft maintenance, among others. Revenues from regulated leases include principally rental to airlines of office space, hangars, and check-in and ticket sales counters. Revenues from access charges for providers of ground transportation services include charges for taxis and buses.

American Depositary Shares (ADS): Securities issued by a U.S. depositary institution representing ownership interests in the deposited securities of non-U.S. companies. OMA’s depositary bank is Bank of New York Mellon. Each OMA ADS represents eight Series B shares.

Capital expenditures, Capex: includes investments in fixed assets (including investments in land, machinery, and equipment) and improvements to concessioned properties.

Cargo unit: equivalent to 100 kg of cargo.

Construction revenue, construction cost: IFRIC 12 “Service Concession Arrangements” addresses how service concession operators should apply existing International Financial Reporting Standards (IFRSs) to account for the obligations they undertake and rights they receive in service concession arrangements. The concession contracts for each of OMA’s airport subsidiaries establishes that the concessionaire is obligated to carry out construction or improvements to the infrastructure transferred in exchange for the rights over the concession granted by the Federal Government. The latter will receive all the assets at the end of the concession period.  As a result the concessionaire should recognize, using the percentage of completion method, the revenues and costs associated with the improvements to the concessioned assets. The amount of the revenues and costs so recognized should be the price that the concessionaire pays or would pay in an arm’s length transaction for the execution of the works or the purchase of machinery and equipment, with no profit recognized for the construction or improvement. The change does not affect operating income, net income, or EBITDA, but does affect calculations of margins based on total revenues.

Earnings per share and ADS: use the weighted average of shares or ADS outstanding for each period, excluding Treasury shares from the operation of the share purchase program.

EBITDA and Adjusted EBITDA: OMA defines EBITDA as net income minus net comprehensive financing income plus taxes and depreciation and amortization. EBITDA is equivalent to the concept UAFIDA in Mexico. OMA defines Adjusted EBITDA as EBITDA minus construction revenue plus construction expense and maintenance provision. Neither EBITDA nor Adjusted EBITDA should be considered as alternatives to net income, as indicators of our operating performance, or as alternatives to cash flow as indicators of liquidity. Our management believes that EBITDA and Adjusted EBITDA provide useful measures of our performance that are widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA and Adjusted EBITDA are not defined under IFRS or U.S. GAAP, and may be calculated differently by different companies.

  IAS 34 “Interim Financial Reporting”:  This norm establishes the minimum content that interim financial statements should include, as well as the criteria for the formulation of the financial statements.

  International Financial Reporting Standards (IFRS)

In January 2009, the National Banking and Securities Commission (CNBV) published amendments to its Circular for Issuers to make mandatory the presentation of financial statements prepared in accordance with International Financial Reporting Standards (IFRS) starting with the year ending December 31, 2012, but allowing for early adoption. OMA’s Board of Directors approved early adoption of IFRS for the year ending December 31, 2011.

The financial statements for the year ended December 31, 2010 are the last statements that were prepared in accordance with MFRS. The second consolidated financial statements prepared under IFRS will be those for the year ending December 31, 2011, and consider January 1, 2010 as the start date for the transition to IFRS. As a result, the accounting policies and the valuation methods used by the Company in the preparation of the intermediate financial information differ from those used in the preparation of the financial information for the year ended December 31, 2010. The results reported in the financial statements for June 30, 2010 and for the three and six months ended June 30, 2010 apply the transition rules for numbers previously reported under MFRS. These financial statements have been reformulated for comparative effects under IFRS with effect from the transition date.

Financial statements and other information are presented in accordance with IFRS and their Interpretations. These standards differ in certain significant respects from Mexican Financial Reporting Standards and U.S. GAAP.

The early adoption is intended to meet international requirements in terms of disclosure and transparency of financial information, as well as to aid investors in their evaluation and comparisons with other companies in the same sector, in order to facilitate making investment decisions in the Company.

Following is a description of the changes in the principal accounting policies resulting from the adoption of IFRS:

Adoption of IFRS.  The financial statements for the year ended December 31, 2010 were the last to be prepared in accordance with MFRS.  Effective January 1, 2011, the Company suspended the application of MFRS as the result of the early adoption of IFRS. For comparative purposes, the Company has reformulated the financial statements for 2010 under IFRS. The following table shows the principal income statement and balance sheet effects for 2Q10 and 6M10 as the result of the adoption of IFRS.

The principal changes in accounting policies and their effects on the balance sheet and income statement are as follows.

Investment in Airport Concessions:

Effects of inflation: In accordance with IFRS, the effects of inflation are recognized when accumulated inflation during the prior three years reaches or exceeds 100%. Given that the Mexican environment ceased being hyperinflationary since 1999, the effects of inflation registered through 2007 are cancelled, except for the valuation of certain plant, machinery and equipment accounts that use the assumed cost exception contemplated in IFRS 1.

Amortization of the concession: In accordance with IFRS, the amortization of the concession is based on the term of the concession, which is 50 years. In accordance with MFRS, the amortization of the concession is based on the estimated useful life of the various components that make up the investment in the airport concessions.

Maintenance expenses: In accordance with IFRS, maintenance costs in airports that are approved as part of the Master Development Plan are charged as expenses during the reporting period. In accordance with MFRS, such costs are capitalized as part of assets in the period the outflow is made.

Income taxes: The Company recalculated its deferred taxes under IFRS based on adjusted values for assets and liabilities that require modifications based on the adoption of the new standards.

Employee benefits: Under IFRS, the provision for employee severance is only recorded when it generates the payment obligation or when there are formal retirement plans.

Employee bonuses: Incentives based on earnings are recognized in the period that the employee provided services when the company has a legal or constructive obligation and can estimate the amount of such bonuses. Under MFRS, these amounts were charged against results when they were paid.

Maintenance Provision: represents the obligation for future disbursements resulting from wear and tear or deterioration of the concessioned assets used in operations including: runways, platforms, taxiways, and terminal buildings. The provision is increased periodically for the wear and tear to the concessioned assets and the Company’s estimates of the disbursements it need to make. The use of the provision corresponds to the outflows made for the conservation of these operational assets.

Master Development Plan (MDP): The investment plan agreed to with the government every five years, under the terms of the concession agreement. These include capital investments and maintenance for aeronautical activities, and exclude commercial and other non-aeronautical investments. The investment horizon is 15 years, of which the first five years are committed investments.

Maximum Rate System: The Ministry of Communications and Transportation (SCT) regulates all our aeronautical revenues under a maximum rate system, which establishes the maximum amount of revenues per workload unit (one terminal passenger or 100kg of cargo) that may be earned by each airport each year from all regulated revenue sources. The concessionaire sets and registers the specific prices for services subject to regulation, which may be adjusted every six months as long as the combined revenue from regulated services per workload unit at an airport does not exceed the maximum rate. The SCT reviews compliance with maximum rates on an annual basis after the close of each year.

NH T2 hotel: The NH hotel in Terminal 2 of the Mexico City International Airport.

Non-aeronautical revenues: are revenues that are not subject to rate regulation. These include commercial services such as parking, advertising, car rentals, leasing of commercial space, freight management and handling, and other lease income, among others.

Passengers: all references to passenger traffic volumes are to terminal passengers.

Passenger charges (TUA, Tarifa de Uso de Aeropuerto): are paid by departing passengers (excluding connecting passengers, diplomats, and infants). Rates are established for each airport and are different for domestic and international travel.

Prior period comparisons: unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period. Percentage changes for passenger traffic or financial items are calculated based on actual numbers.

Strategic investments: refers only to those investments that are additional to those in the Master Development Plan.

Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Unaudited financials: financial statements are unaudited statements for the periods covered by the report.

Workload Unit: one terminal passenger or one cargo unit.

This report contains forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel and commercial areas inside Terminal 2 of the Mexico City airport. OMA employs over 1,000 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the third largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, please visit us at:

▪	Website:	http://www.oma.aero
▪	Twitter:	http://twitter.com/OMAeropuertos
▪	Facebook:	https://www.facebook.com/pages/Grupo-Aeroportuario-Centro-Norte/112198542130640

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
By: /s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: July 25, 2011